

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

October 9, 2013

Via E-Mail

Paul Strecker, Esq.
Shearman & Sterling
12th Floor, Gloucester Tower, The Landmark
15 Queen's Road Central
Hong Kong

> Re: **Schedule 13E-3**
> **Filed September 19, 2013 by Simcere Pharmaceutical Group, Simcere**
> **Holding Limited, Simcere Acquisition Limited, Jinsheng Ren,**
> **New Good Management Limited, Hongquan Liu, Assure Ahead**
> **Investments Limited, Right Lane Limited, Premier Praise Limited,**
> **King View Development International Limited, and Fosun**
> **Industrial Co., Limited**
> **File No. 005-83690**

Dear Mr. Strecker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1.   Please delete the language in the final sentence of the Introduction (page 2) as it attempts to improperly disclaim responsibility for disclosure made by all of the filing persons.

Proxy Statement

Summary Term Sheet

2.   We note that New Good Management Limited, Assure Ahead Investments Limited, Right Lane Limited, King View Development International Limited and Fosun Industrial Co., Limited are controlled by or affiliated with various other entities (pages 2-3). It appears that these affiliates or entities are also engaged in the going private transaction. Please tell us why you believe these entity are not affiliates engaged, directly or indirectly, in the going private transaction. Alternatively, add them as filing persons on the Schedule 13E-3. For guidance, refer to Questions 101.02 and 201.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

Special Factors

Background of the Merger, page 28

3.   Refer to the March 12, 2013 entry on page 29. Revise your disclosure to explain why the special committee concluded that Shearman service to the company as its U.S. securities law compliance counsel did not impair its ability to provide advice to the committee. Did this prior relationship not present a conflict of interest for Shearman?

4.   Please revise your disclosure to describe each meeting and each discussion instead of grouping them into one sentence as you appear to do in the first paragraph of page 30 and again in the third paragraph from the bottom of page 33.

5.   Refer to the March 27, 2013 entry on page 30. Revise your disclosure to explain why the special committee concluded that UBS was independent given its work for Fosun and Hony, as described on page 53.

6.   On a related note, revise your disclosure to explain how UBS had "familiarity with the Company and its business."

7.   Revise the entries for April 10 and 11, 2013 to disclose the views expressed by Mr. Yong Li.

8.   We note that on June 13, 2013 and on August 14, 2013 the special committee discussed the merger consideration with its advisors. We also note that this term of the agreement does not appear to have been discussed since the March 11, 2013 proposal from the buyer group and some references later in the proxy statement to "extensive negotiations" of the merger consideration. Please revise to confirm whether price had been negotiated during the referenced 3-month

March-June period and the 2-month June-August period and to describe the extensive negotiations referred to elsewhere.

Reasons for the Merger and Recommendation of the Special Committee, page 36

9.   Please revise this section and the disclosure providing the reasons for entering into the transaction for each filing person to explain why each filing person has engaged in the going private transaction and why each filing person has done so *at this time*. See Item 1013(a) and (c) of Regulation M-A.

10.   Please revise the third bullet point from the bottom of page 36 to disclose the basis for the special committee's belief that a considerable period of time would elapse before the market price of your stock reached the merger consideration.

11.   Consistent with comment 8 above, revise the second bullet point from the bottom of page 36 describe the basis for the special committee having relied on the price negotiations which appear to have been sparse.

12.   On a related note, describe the "experience of the special committee." Had either member served on any special committee in the past? Had either advised such a committee?

13.   Please address how any filing person relying on the UBS opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than holders of the Rollover Shares, rather than all security holders unaffiliated with the company.

14.   Please revise the fourth bullet point on page 37 to explain what about the company's forecasts, financial condition, results of operations, business and prospects the special committee and the board found supportive of their fairness determination.

15.   Please revise the fifth bullet point on page 37 to disclose the basis for the special committee's belief that the terms of the merger agreement were reasonable.

Position of the Buyer Group as to the Fairness of the Merger, page 41

16.   You disclose in the first sentence that each member of the buyer group "may be deemed" to be an affiliate of the company. The identification of a filing person on the Schedule 13E-3 renders this disclaimer inappropriate. Please disclose that the filing persons "are" deemed to be affiliates of the company. Make a similar revision on page 53.

17.   Similar to comment 11 above, revise the second bullet point from the bottom of page 42 describe the basis for the special committee having relied on the price negotiations which appear to have been sparse.

18.   Refer to the seventh bullet point on page 43. It appears that the Buyer Group relied on mere compliance with the law and/or the company's organizational documents as support for its fairness determination. If so, please state it. If not, please revise to explain this bullet point.

Certain Financial Projections, page 44

19.   Please disclose all of the assumptions and estimates relied upon by management in preparing the financial projections.

20.   We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Opinion of the Special Committee's Financial Advisor, page 46

21.   Please revise the last bullet point on page 46 to disclose whether the referenced "internal financial information and other data relating to the …financial prospects" of the company are the financial projections included on page 44. If not, please tell us supplementally what that information and data was.

22.   Please revise to disclose the data underlying the results described in each analysis and *to show how that information resulted in the multiples/values disclosed*. For example, disclose (i) the enterprise values, EV/EBITDA and P/Ex for each comparable company that is the basis for the multiples disclosed on page 50 with respect to the Selected Public Companies analysis, (ii) the transaction data from each transaction that resulted in the multiples disclosed on page 52 with respect to the Selected Transactions analysis, (iii) the company's projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections).

23.   With respect to the Discounted Cash Flow analysis, revise your disclosure to show how UBS arrived at the range of present values from the projected financial data. Also, disclose the bases for UBS's use of perpetuity growth rates of 3.5% to 5.5% and discount rates of 11.0% to 12.0%.

24.   Please revise the last paragraph on page 52 to quantify the compensation received by UBS for each transaction described therein. Also, clarify whether UBS is providing "investment banking and financial advisory services to Fosun, Hony" in

connection with this transaction, and disclose the fees UBS is receiving for such work regardless of its connection with this transaction.

Buyer Group's Purpose of and Reasons for the Merger, page 53

25.   Please revise this section and the disclosure providing the reasons for entering into the transaction for each filing person to explain why each filing person has engaged in the going private transaction *at this time*. See Item 1013 (c) of Regulation M-A.

Alternatives to the Merger, page 58

26.   Please revise this section to discuss whether the board of directors or special committee considered, as an alternative, remaining in its current status as a public company. See Item 1013(b) of Regulation M-A.

Related Party Transactions, page 63

27.   Disclose the name of minority shareholder to whom you made a loan, as disclosed on page 64.

28.   We note your attempt to incorporate by reference in the section captioned "Other Related Party Transactions" (page 64). If these transactions are within the disclosure required by Item 1005(a) of Regulation M-A, disclose them in full here instead if incorporating them by reference.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions